[redacted]

09045190

EASTMAIN

082-04421

NEWS RELEASE

PROCESSED

JAN 29 2009

THOMSON REUTERS

EASTMAIN COMPLETES PRIVATE PLACEMENT

SUPPL

TSX Sym

December 24, 2008

Eastmain Resources Inc. (ER:TSX) announces that it has completed a non-brokered private placement of 127,500 flow-through common shares at $1.00 per flow-through common share for aggregate gross proceeds of $127,500. Officers, directors, technical advisors and service providers of the Corporation subscribed for the total placement. The Corporation is well funded with in excess of $20 Million in working capital and an annual exploration budget of $4 Million. The principal focus of the Corporation is gold exploration within Quebec with an emphasis on advancing the Eau Claire gold deposit towards development.

Proceeds of the placement will be used for the exploration of Eastmain's MegaTEM Joint Venture Project located in Ontario. Three drill holes were recently completed to test the St. Laurent nickel-copper-PGE target. The project is well located, only three kilometres from road access and trucking distance to existing smelters. The drill core will be sampled and submitted for assay in the New Year.

This news release was prepared by Dr. Donald Robinson, P.Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

dlw 1/27

Genuity Capital Markets
Morning Insight

December 19, 2008

Michael Gray, MSc (604) 694-6961
Colin Garner (Associate) (604) 694-6964

Eastmain Resources Inc.

ER-T: $0.84

(all figures in C$, unless noted)

TARGET: **$2.00**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

High-grade gold at Eau Claire – Final 2008 assays

Price (12/18/2008)	$0.85
Total return to target	135.3%
Shares O/S (mm)	$85.45
Shares F/D (mm)	97.4
Market cap F/D ($mm)	$82.79
Float value($mm)	61.7
10-day Ave Daily Vol (k)	160
Debt ($mm)	$0.00
Cash ($mm)	20.0
FD cash ($mm)	$37.00
12-mo net Burn-rate ($mm)	2.5
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson

- Eau Claire gold deposit picture becoming clearer with the latest high-grade intersections – The final assay results for 44 drill holes at Eau Claire, as part of a near surface systematic definition drill program, have helped better establish the gold system geometry, individual vein character and gold hit ratio. Drilling over the past two years has documented 300 intersections that average 14.65 g/t gold over 1.28 metres as part of a sheeted vein system. This near surface "core of this system" with significant gold mineralization has an approximate 300-metre strike length, 150-metre width, 25 to 50-metre thickness and moderate southeast plunge (we note the system has a plunge length to depth of at least 950 metres).

- Exploration upside with new "footwall" T-Veins – T-Veins deliver more high-grade intersections, including 17.99 g/t gold over 4.7 metres. \It is still early in the documentation of the T-Veins, however, the latest results attest to the high exploration potential and underexplored nature of the Eau Claire gold system and its exploration controls.

- Strong working capital position and catalysts – ER has +$20 million in cash, with an expected exposure to $4 million of 2009 exploration for a net cost of $2.5 million. We expect H1/09 definition drilling at Eau Claire to be followed by a resource estimation and preliminary metallurgical work in H2/09.

- Strategic resources in an emerging gold district – The 100% Eau Claire gold deposit is located in the mining friendly jurisdiction of Quebec and within potential trucking distance of Goldcorp's planned Eleonore mine development project.

- Valuation and recommendation – ER has taken steps to support a higher grade, near surface, measured resource estimate at its Eau Claire gold deposit. Higher estimated grades would imply increased resource potential to 2.1 million ounces based on our geological rationale. We reiterate our recommendation of ER as a BUY, with a target price of $2.00.

December 19, 2008

Research in Motion Inc.

Deepak Chopra (416) 687-5406
Robert Young (Associate) (416) 687-5434

RIMM-Q: $38.44, RIM-T: C$46.73

(all figures in US$, unless noted)

TARGET: **$75.00 (FROM $79.00)**
RECOMMENDATION: **BUY**
RISK RATING: **AVERAGE**

Q3/F09 reports; Tug of war between market share and margins

Price (12/18/2008)		$38.44
Shares O/S (mm)		575
Market cap ($mm)		$22,097
Fiscal year end		28-Feb
	Previous	Current
Sales ($mm)		
F2008		$6,009
F2009E	$10,552	$11,024
F2010E	$13,253	$14,575
EPS		
F2008		$2.26
F2009E	$3.34	$3.41
F2010E	$3.95	$3.76
EV/Sales		
F2008		3.3x
F2009E		1.8x
F2010E		1.3x
P/E		
F2008		17.0x
F2009E		11.3x
F2010E		10.2x
Subscriber additions (in 000s)		
F2008		6,480
F2009E		10,400
F2010E		12,000
Hardware Shipments (in 000s)		
F2008		13,846
F2009E	25,122	25,900
F2010E	32,586	34,900

- Setting the stage for margin expansion in F2010 – We reiterate our BUY recommendation on RIM. For Q4/F09, the company is seeing QoQ growth of 23% (much better than consensus) as it drives the Storm and Bold through its carrier partners. The company is clearly gaining market share and is seeing a strong replacement cycle. That is driving our revenue forecast higher. However, the market share gains are coming at a cost of lower gross margins (now expected to be 40-41% versus 45% for Q4/F09 and F2010), which is causing our EPS forecast to drop to $3.76 in F2010. That said, we remain positive, as we believe the company has set the framework for margin growth starting in Q1/F10 if it is able to reduce BOM costs on its new products and improve manufacturing yields. We believe that hardware margins now are well below 35%, versus more than 40%+ just two quarters ago. The delta for hardware margins, we believe, is to the upside. Trading at 11x and 10x our F2009 and F2010 forecast, respectively, we believe that RIM is trading near trough levels. With our lower EPS forecast, we are lowering our target to $75.00 from $79.00, based on 20x our F2010 EPS forecast.

- Q4/F09 guidance showing big jump in handset units and ASPs – For Q4/F09, the company's guidance is for revenues to jump between 20-25% QoQ as Bold and Storm shipments ramp. Revenues are expected to be between $3.3 billion and $3.5 billion, with EPS coming in between $0.83 and $0.91. Hardware shipments are expected to be between 7.5-8 million units, with ASPs of $370 (up 10% QoQ). Gross margins, however are expected to fall to 40-41% from the 45% level, as the move to new products is faster than the company expected. To help offset the lower margins, operating expenses are expected to fall QoQ to the 20-21% range.

- New numbers: Revenue growth offset by margin expansion – For F2010, we are increasing our hardware forecast to 35 million units from 32.5 million to reflect the company's strong replacement sales and market share gains. Combined with higher ASPs of $340 (were $327), we are now modeling revenue now of $14.6 billion, versus our old forecast of $13.3 billion. However, with the lower margin guidance, EPS is falling to $3.76 from $3.96.

THE FIRM THAT PREPARED THIS REPORT MAY NOT BE SUBJECT TO U.S. RULES WITH REGARD TO THE PREPARATION OF RESEARCH REPORTS AND THE INDEPENDENCE OF ANALYSTS.

Each Genuity Capital Markets research analyst named on the front page of this research report, or at the beginning of any subsection hereof, hereby certifies that (i) the recommendations and opinions expressed herein accurately reflect such research analyst's personal views about the company and securities that are the subject of this report and all other companies and securities mentioned in this report that are covered by such research analyst and (ii) no part of the research analyst's compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed by such research analyst in this report.

The opinions, estimates and projections contained herein are those of Genuity Capital Markets as of the date hereof and are subject to change without notice. Genuity Capital Markets makes every effort to ensure that the contents have been compiled or derived from sources believed reliable and contain information and opinions, which are accurate and complete. However, Genuity Capital Markets makes no representation or warranty, express or implied, in respect thereof, takes no responsibility for any errors and omissions that may be contained herein and accepts no liability whatsoever for any loss arising from any use of or reliance on this report of its contents. Information may be available to Genuity Capital Markets or its affiliates, which is not reflected herein. This report is not to be construed as an offer to sell, or solicitation for, or an offer to buy, any securities. Genuity Capital Markets, its affiliates and/or their respective officers, directors or employees may from time to time acquire, hold or sell securities mentioned herein as principal or agent. As an investment dealer, Genuity Capital Markets provides a variety of financial services, including investment banking services. It is possible that Genuity Capital Markets might seek to become engaged to provide such services to companies referred to in this report in the next three months. In accordance with the Investment Industry Regulatory Organization of Canada — Proposed Rule 3400 Analyst Standards, Genuity Capital Markets hereby confirms that as of the date of this report: (i) The research analyst(s) referenced herein and any member of the research analyst's household, or an individual directly involved in the preparation of this report, does not hold a financial interest in the securities of the company in this report; (ii) The Pro Group holdings of the firm as of the date of this report, whether long or short, do not exceed 1% of the outstanding securities of any class of securities of the company mentioned in this report; (iii) The research analyst who prepared this report receives compensation that is based, in part, upon the firm's overall investment banking revenues; (iv) Genuity Capital Markets does not make a market in the securities referred to in this report; (v) No research analyst named on the front page of this report nor any member of the research analyst's household is an officer, director or employee of the company nor does any research analyst or a member of the research analyst's household serve in any advisory capacity to the companies mentioned in this report; and (vi) Other than what is disclosed above, Genuity Capital Markets is not aware of any actual, material conflicts of interest for the research analyst, of which the research analyst knows or has reason to know in the preparation of this report. For purposes of our research report, our rating system is defined as follows:

Stock Rating

BUY – The stock is expected to outperform others in the same industry sector and provide the best risk reward ratio.

HOLD – Stocks returns expected to be in-line with the sector average over 12-months or do not offer a compelling risk/reward profile.

SELL – Stocks returns expected to be significantly below the sector average over 12 months, or with unacceptable risk relative to the potential reward.

Distribution of Ratings

Out of 134 stocks in the Genuity Capital Markets coverage universe, the ratings distribution is as follows: BUY (58.2%), HOLD (35.8%), SELL (2.2%), Under Review (0.0%), Restricted (3.0%), Tender (0.7%). Distribution of ratings is updated the first of every month.

Risk Rating

LOW/AVERAGE RISK – Stocks with less volatility than the market as a whole, with solid balance sheets and dependable earnings.

ABOVE AVERAGE RISK – Stocks with more volatility than the market. Financial leverage is considerable but not threatening, earnings are more erratic, or other quality concerns regarding accounting, management track record, and similar issues.

SPECULATIVE – Stocks of unproven companies or ones with very high financial leverage, suspicious accounting, or with other significant quality concerns. A speculative risk rating implies at least the possibility of financial distress leading to a restructuring.

Share Classification

NV – non-voting shares RS – restricted voting shares SV – subordinate voting shares UN – units

U.S. Disclosure

Genuity Capital Markets USA Corp. is a U.S. registered broker-dealer and subsidiary of Genuity Capital Markets. Genuity Capital Markets USA Corp. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out above. U.S. residents seeking to effect a transaction in any security discussed herein should contact Genuity Capital Markets USA Corp. directly.

Additional Disclosures

Genuity Capital Markets has acted as an underwriter in a distribution for Eastmain Resources Inc. in the last 12 months. Eastmain has paid for a portion of the travel expenses for a recent site visit in August 2008.

The analyst has visited Goldcorp's operations and development projects in Mexico. Local transportation and some onsite accommodations were provided by the issuer.

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	**ER-T**	**U, V**

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

A The Analyst, in his/her own account or in a related account, owns securities of this issuer.

L LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.

O The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.

U Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.

V The Analyst has visited the Clearwater project.

P This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution


50%
40%
30%
20%
10%
0%
12%
31%
46%
12%
0%
Top Pick
Buy
Spec Buy
Hold
Reduce

Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick	Our best investment idea, the greatest potential value appreciation.
Buy	The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold	The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce	The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it. Additionally, our target prices are based on a 12-month investment horizon.

LAURENTIAN BANK SECURITIES

Action Note

Friday, December 19, 2008

Eastmain Resources Inc. (ER-T / $0.85) — Buy (S) / Target Price: $1.60

Éric Lemieux, MSc, P.Geo Tel.: (819) 472-8037 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to Goldcorp's Eleonore project (4.6 million oz. Au). Eastmain owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt. Eastmain also owns exploration projects in Ontario and in New Brunswick.


CA:ER Daily
12/18/08
Volume
©BigCharts.com
Millions

Source: BigCharts.com

Market Data			
Ticker	ER-T	**Shares F/D (M)**	96.6
Rating	Buy (S)	**Market Cap (M)**	82.1
Risk	High	**Float F/D (M)**	96.6
Price	$0.85	**Float Value (M)**	82.1
1-Yr Target	$1.60	**Avg Daily Volume (K)**	232
Dividend	$0.00	**Control Blocks**	NA
1-Yr ROR	88.2%	Voting	NA
52-Wk High -Low	$1.87-$0.49	Equity	NA
Next Reporting	January 2009	**Management**	4%
Valuation	NAV10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Advancing On Eau Claire

On December 18, 2008, Eastmain reported the final additional drill results from its in-fill drilling program on the Eau Claire deposit of the Clearwater project in the James Bay area. We highlight that the in-fill drill program confirmed the presence of high grade gold near surface and potential new sub-surface lateral extensions. Selected reported grades of 9.93 g/t Au over 5.5 metres (hole ER08-155), 13.76 g/t Au over 2.5 metres (hole ER 08-137) and 17.99 g/t Au over 4.7 metres (hole ER08-136) confirm the high-grade gold content of the quartz tourmaline vein systems. These final results complement previously reported visible gold intersects; we believe that the 2008 in-filling drill program on the Clearwater project has been very successful in defining a near-surface selective mining open pit target.

Analysis – Good Potential For Gold

Continuity and grade has been confirmed by Eastmain's in-fill drill program. With the current price of gold at interesting levels in Canadian dollar terms and strong positive fundamentals for gold in the near to medium term, we believe that the Clearwater project is well positioned to be potentially developed as a satellite deposit of the Eleonore project of Goldcorp. The objective of current works is to define the very high-grade, near-surface measured resource on the 450 West Zone. More in-fill drilling is planned starting February 2009 to define the main southeast plunge of the 450 West mineralized trend to 300m depth and the northern T-series veins. Exploration potential is viewed as very good as 17.99 g/t Au over 4.7 metres merits follow-up.

We expect that the Clearwater project will be object of a new mineral resource estimation by the end of Q3 that could lead to the establishment of a preliminary economic assessment. With more than 200 gold-bearing vein intervals with an average grade of 17.56 g/t Au (2.6 g/t cut-off grade) within narrow quartz-tourmaline veins (average width of 1.3 metres), results suggest that gold mineralization is consistent and of very high-grade nature. The outcropping and near surface footprint of the vein package suggests that an open-pit selective mining target is feasible in the context of the development of the Eleonore mill.

Conclusion – Rating and Target Unchanged

We believe that Eastmain is well positioned in the James Bay area with a portfolio of gold projects that hold good exploration and development potential. Combined with a focused and motivated management team, we value Eastmain as a long-term quality explorer. We maintain our Speculative Buy rating with a $1.60 target price.

EASTMAIN

NEWS RELEASE

TSX Symbol: ER

December 18, 2008

17.99 g/t Au over 4.7 m in T Vein series
100 vein intersections at 1.05 ounces gold per ton

Eastmain Resources Inc. (TSX:ER) announces assay data from the remaining 44 drill-holes on its wholly-owned Eau Claire Gold Deposit located in James Bay, Northern Québec (Table 1). Highlights include **17.99 g/t Au (0.53 ounces) over 4.7 metres** in hole ER08-136, **13.76 g/t Au (0.40 ounces) over 2.5 metres** in hole ER08-137, **9.93 g/t Au (0.29 ounces) across 5.5 metres** in hole ER08-155 and **15.02 g/t Au (0.44 ounces)** in hole ER08-172.

64 holes totaling approximately 11,500 metres were completed during 2008. In addition to testing the Main Group of Veins, the recent program tested the deposit north of the known resource, where **60 gold-bearing intervals** intersecting the newly discovered **T Vein series** also include assays of **24.57 g/t Au (0.72 ounces) over 3.0 metres** in hole ER08-145, **15.49 g/t Au (0.45 ounces) over 3.0 metres** in hole ER08-148 and **74.15 g/t Au (2.17 ounces) over a metre in hole** ER08-132.

Over the past 12 months the Corporation has completed 105 HQ drill holes at Eau Claire totaling 15,000 metres with the objective of defining high-grade, near-surface measured resources. **200** gold-bearing vein **intervals** were intersected with an average grade of **17.56 g/t Au or 0.51 ounces per ton** over an average thickness of 1.28 metres (Table 1- See website). **100 vein intervals** have an average grade of **35.87 g/t Au or 1.05 ounces gold per ton** over an average width of 1.26 metres and **25 vein intervals** contain an average of **100.91 g/t Au or 2.95 ounces gold per ton**.

Work completed during its 2007-2008 campaign has enabled Eastmain to identify important deposit- and district-scale controls for gold mineralization. Definition drilling, using large diameter (HQ) core, has expanded the lateral and vertical continuity of the high-grade, gold-bearing quartz-tourmaline veins at Eau Claire. Drilling to date has been completed along a length of 600 metres to vertical depths of up to 200 metres, across a corridor approximately 200 metres wide. Over 300 gold-bearing intersections have been delineated near surface, within the Main Group of Veins and T Vein Group at the 450 West Zone.

Future exploration objectives include a winter drill program focused on expanding the high-grade central portion of the Main Group of Veins; exploration drilling north of the resource to evaluate near-surface and depth potential of the T-Vein series and property-wide exploration to search for a second gold deposit.

"Drilling at Eau Claire over the past 12 months has delivered an impressive tally of high-grade gold assay results, over a large area near surface. Two hundred intersections at half an ounce of gold and one hundred vein intervals at one ounce gold per ton reinforces our premise that increasing the core diameter combined with a tighter drill spacing will have a positive net impact on gold grade and vein geometry. We have identified a new group of veins and additional controls to the gold mineralization, which will add to the future resource base." stated Don Robinson, President and CEO of Eastmain.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. 2008 Assay Results - Eau Claire Gold Deposit

Eau Claire Gold Deposit 2007-2008 Average composite gold grades							
Cut off grade		**Number of**	**Length**	**Average Grade**			
Au g/t		**Intercepts**	**m**	**Au g/t**	**Au oz/ton**		
0		300	1.28	14.65	0.43		
2.6		200	1.25	**17.56**	**0.51**		
5.7		150	1.27	26.31	0.77		
9.9		100	1.26	**35.87**	**1.05**		
17.8		50	1.23	59.67	1.74		
30		25	1.16	**100.91**	**2.95**		
			2008 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER08-113	113.8	114.3	0.50	**20.90**	0.61	T1	VG 2+
	117.9	118.9	1.00	7.65	0.22	T1	
incl.	118.4	118.9	0.50	14.25	0.42	T1	
ER08-114	53.5	54.0	0.50	12.60	0.37	P	
	109.1	109.6	0.50	6.17	0.18	T1	VG 2+
ER08-115	58.4	58.9	0.50	**17.85**	0.52	JQ	VG 7+
	69.5	70.1	0.60	**40.80**	**1.19**	R	**VG 10+**
	150.6	151.1	0.50	12.95	0.38	T3	**VG 10+**
ER08-116	58.6	60.1	1.50	**38.31**	**1.12**	JQ	**VG 10+**
incl.	59.1	59.6	0.50	**101.00**	**2.95**		
	70.7	72.2	1.50	**31.19**	0.91	R	**VG 10+**
incl.	70.7	71.2	0.50	**63.20**	**1.85**		
ER08-117	53.1	53.6	0.50	**28.40**	**0.83**	P	VG 1+
	58.5	59.5	1.00	**120.20**	**3.51**	JQ	**VG 10+**
incl.	59.0	59.5	0.50	**168.50**	**4.92**		
	71.5	73.5	2.00	9.96	0.29	R	
incl.	72.5	73.0	0.50	**27.10**	0.79		VG 2+
	106.7	107.2	0.50	**27.00**	0.79	T	VG 3+
ER08-118	65.4	65.9	0.50	**59.40**	**1.73**	JQ	**VG 10+**
	79.5	80.6	1.10	7.57	0.22	R	VG 7+
	120.5	122.0	1.50	**29.74**	0.87	T	VG 3+
incl.	120.5	121.0	0.50	**39.50**	**1.15**		
incl.	121.0	121.5	0.50	**45.80**	**1.34**		
ER08-120	114.6	115.6	1.00	6.76	0.20	S	
	208.6	209.1	0.50	9.64	0.28	T	
ER08-121	59.5	61.9	2.40	8.96	0.26	JQ	
incl.	61.4	61.9	0.50	**17.80**	0.52		
ER08-122	58.6	59.6	1.00	11.10	0.32	JQ	VG 5+
	85.4	86.4	1.00	**65.88**	**1.92**	S	**VG 10+**

Table 1. 2008 Assay Results - Eau Claire Gold Deposit

			2008 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER08-122							
incl.	85.9	86.4	0.50	**129.00**	**3.77**		
ER08-123	52.7	53.2	0.50	**31.70**	0.93	P	VG 1+
	65.0	65.5	0.50	10.00	0.29	JQ	
ER08-123	117.0	117.5	0.50	10.25	0.30	T	
ER08-126	74.9	75.4	0.50	**22.00**	0.64	JQ	
	88.2	89.2	1.00	11.36	0.33	R	VG 6+
incl.	88.7	89.2	0.50	**18.95**	0.55		
ER08-128	117.4	118.9	1.50	12.89	0.38	P	
incl.	118.4	118.9	0.50	**20.50**	0.60		
ER08-129	121.5	122.0	0.50	**41.30**	**1.21**	JQ	VG 8+
	244.0	245.0	1.00	**17.76**	0.52	T	
incl.	244.5	245.0	0.50	**34.00**	0.99		
ER08-130	51.0	52.5	1.50	7.44	0.22	P	
	61.4	61.9	0.50	9.37	0.27	JQ	
	93.8	94.8	1.00	**35.70**	**1.04**	S	
ER08-131	58.2	59.7	1.50	**37.45**	**1.09**	JQ	
incl.	58.7	59.2	0.50	**67.50**	**1.97**		**VG 15+**
ER08-132	73.5	74.5	1.00	**35.55**	**1.04**	JQ	VG 3+
incl.	74.0	74.5	0.50	**49.30**	**1.44**		
	84.0	84.5	0.50	12.60	0.37	R	
	122.1	123.1	1.00	**74.15**	**2.17**	T	
incl.	122.6	123.1	0.50	**147.10**	**4.30**		**VG 15+**
	159.5	164.5	**5.00**	8.42	0.25	T3	
incl.	161.0	161.5	0.50	**57.60**	**1.68**		
ER08-133	81.8	82.8	1.00	**26.13**	**0.76**	JQ	**VG 10+**
incl.	81.8	82.3	0.50	**50.60**	**1.48**		
	134.5	135.5	1.00	5.03	0.15	T	
ER08-134	122.5	123.5	1.00	**37.39**	**1.09**	T	VG 1+
incl.	122.5	123.0	0.50	**67.10**	**1.96**		
ER08-135	120.9	122.1	1.00	**18.50**	**0.54**	R	**VG 10+**
	120.9	121.5	0.60	**34.60**	**1.01**		
	147.1	148.1	1.00	7.14	0.21	S2	
ER08-136	161.3	167.0	**4.70**	**17.99**	**0.53**	T2	**VG 10+**
incl.	161.8	162.3	0.50	**50.20**	**1.47**		
incl.	166.0	166.5	0.50	**54.90**	**1.60**		

Table 1. 2008 Assay Results - Eau Claire Gold Deposit

			2008 Assay Results				
Hole ID	From	To	Length (m)	Au g/t	Au oz/ton	Vein ID	Notes
ER08-137	91.2	93.7	1.50	5.59	0.16	R	VG 8+
	131.1	132.6	1.50	**11.53**	**0.34**	T1	
incl.	131.6	132.1	0.50	**26.60**	**0.78**		VG 5+
	178.1	180.6	2.50	**13.76**	**0.40**	T2	
incl.	180.1	180.6	0.50	**45.40**	**1.33**		VG 3+
ER08-138	132.2	132.7	0.50	**17.90**	**0.52**	T1	VG 5+
ER08-139	81.1	81.6	0.50	**17.80**	**0.52**	R	
ER08-140	100.5	101.0	0.50	**16.40**	**0.48**	R	VG 2+
ER08-141	137	137.5	0.50	**14.85**	**0.43**	S	
	144.9	145.4	0.50	**16.95**	**0.49**	T1	**VG 10+**
ER08-142	138.3	138.8	0.50	5.02	0.15	S3	VG 1+
	181.3	182.3	1.00	6.72	0.20	T2	
ER08-144	140.2	140.7	0.50	7.21	0.21	R	
	153.5	154.5	1.00	4.60	0.13	S	
ER08-145	143.2	144.7	1.50	9.82	0.29	S2	
incl.	143.7	144.2	0.50	**21.20**	0.62		**VG 10+**
	161.3	162.3	1.00	4.23	0.12	T1	
	213.2	216.2	**3.00**	**24.57**	0.72	T3	
incl.	214.2	214.7	0.50	**45.20**	**1.32**		VG 3+
incl.	214.7	215.2	0.50	**43.00**	**1.26**		VG 4+
incl.	215.2	215.7	0.50	**40.80**	**1.19**		VG 4+
	228.5	229.0	0.50	**35.80**	**1.05**	T4	**VG 10+**
ER08-146	153.9	154.9	1.00	**11.90**	0.35	T1	
incl.	153.9	154.4	0.50	**20.10**	0.59		
	185.7	193.2	**7.50**	**1.83**	0.05	T3	
ER08-147	149.6	150.1	0.50	7.02	0.20	S2	
	176.0	177.5	1.50	3.39	0.10	T1	
	242.3	243.8	1.50	3.13	0.09	T3	**VG 10+**
ER08-148	132.9	134.9	2.00	2.23	0.07	P	
	155.0	156.0	1.00	3.77	0.11	R	
	187.5	190.5	**3.00**	**15.49**	0.45	T1	
incl.	188.0	188.5	0.50	**49.50**	**1.45**		
incl.	188.5	189.0	0.50	**18.55**	0.54		
ER08-149	153.0	154.0	1.00	11.90	0.35	T1	
ER08-152	73.7	74.2	0.50	**16.95**	0.49	JQ	VG 2+
	76.2	76.7	0.50	**21.60**	0.63	JQ	VG 2+

Table 1. 2008 Assay Results - Eau Claire Gold Deposit

			2008 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER08-153	95.5	96.5	1.00	**20.78**	0.61	JQ	
incl.	95.5	96.0	0.50	**31.90**	0.93	JQ	
ER08-154	87.8	88.3	0.50	6.70	0.20	I	VG 8+
ER08-155	113.6	119.1	**5.50**	**9.93**	0.29	P	
incl.	114.6	115.1	0.50	**16.55**	0.48	P	
incl.	116.6	117.1	0.50	**15.95**	0.47	P	
ER08-155							
incl.	117.1	117.6	0.50	**15.70**	0.46	P	
	129.9	131.4	1.50	**19.11**	0.56	JQ	
incl.	130.9	131.4	0.50	**37.80**	**1.10**	JQ	VG 6+
ER08-156	5.7	7.2	1.50	**15.56**	0.45	I	
incl.	6.7	7.2	0.50	**29.30**	0.86	I	VG 5+
ER08-160	116	116.5	0.50	**15.30**	0.45	T	
ER08-161	46.5	47.0	0.50	**35.30**	**1.03**	P	
ER08-162	30.0	35.0	**5.00**	3.29	0.10	I	
ER08-172	27.5	30.0	2.50	**15.02**	0.44	G	
incl.	27.5	28.0	0.50	**21.80**	0.64	G	
incl.	28.5	29.0	0.50	**38.10**	**1.11**	G	
ER08-173	15.8	16.3	0.50	9.67	0.28	F	
ER08-174	23.7	24.7	1.00	7.24	0.21	G	
ER08-175	32.4	33.4	1.00	7.08	0.21	C	
	96.4	97.4	1.00	4.60	0.13	F	
	127.2	127.7	0.50	11.80	0.34	I	
ER08-176	118.6	119.1	0.50	10.60	0.31	S2	
	173.5	174.0	0.50	**15.65**	0.46	T3	
	204.6	205.6	1.00	12.10	0.35	T4	
incl.	205.1	205.6	0.50	**22.30**	0.65	T4	VG5+
	219.7	220.7	1.00	**17.60**	0.51	T5	
incl.	220.2	220.7	0.50	20.10	0.59	T5	

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.

Note: Sample length approximates true thickness. VQTL VG - Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample.

END